RECEIVED

2005 FEB 22 A 9:3[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BARNARD JACOBS MELLET **Corporate Finance**

Per fax: 091 202 942 9624


05005891

SEC. File No. 82-4401

09 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
Stop 3-9

SUPPL

Barnard Jacobs Mellet House
2nd Floor
5 Sturdee Avenue
Rosebank 2196

P O Box 62200
Marshalltown 2107

Phone: (+27 11) 283 0300
Fax: (+27 11) 283 0309

www.bjmh.com

Ladies and Gentlemen

JD Group

RESULTS OF THE ANNUAL GENERAL MEETING

The enclosed letter and attachment is being furnished to the Securities and Exchange Commission ('the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

PROCESSED
FEB 23 2005
THOMSON FINANCIAL

Directors: ~~PD Joubert~~ A de Villiers AM Mazwai
Company Secretary: A de Villiers
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd
Registration number: 2000/023249/07
Subsidiary of Barnard Jacobs Mellet Holdings Limited

BARNARD
JACOBS
MELLET

If you have any further questions or comments, please contact the undersigned at –

telephone	27 11 283 0372
facsimile	27 11 283 0309
e-mail	annamedv@bjm.co.za

Yours sincerely



Annamé de Villiers
Sponsor Division

cc TV Naidoo – Company Secretary – JD Group Limited

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Reg. No. 1981/009108/06)
JSE code: JDG
NSX code: JDL
ISIN: ZAE000030771
("the company")

RESULTS OF THE ANNUAL GENERAL MEETING

The board of directors advises that, at the Annual General Meeting of shareholders held in Johannesburg today, all the ordinary resolutions (save for ordinary resolution number 5 which was withdrawn prior to the meeting) as set out in the notice of annual general meeting contained in the company's 2004 annual report, were duly passed by the requisite majority votes.

The special resolution granting a general mandate to the directors to conduct share buy-backs at the appropriate time and within prescribed limits was similarly adopted and will be submitted for registration by the Registrar of Companies in due course.

By order of the board

Johannesburg
09 February 2005

Lead sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Limited

Joint sponsor
PSG Capital Limited


BARNARD
JACOBS
MELLET

Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

5 Sturdee Avenue
Rosebank
2196

PO Box 62200
Marshalltown
2107

Tel: 27 11 - 283 0372
Fax: 27 11- 283 0309

FACSIMILE MESSAGE

ATTENTION:	Securities and Exchange Commsion
COMPANY:	Office of International Corporate Finance
FAX NO:	091 202 942 9624
DATE:	09 February 2005
FROM:	Anname de Villiers
PAGES:	3, incl. cover page

BARNARD JACOBS MELLET **Corporate Finance**

Per fax: 091 202 942 9624

09 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
Stop 3-9

Barnard Jacobs Mellet House
2nd Floor
5 Sturdee Avenue
Rosebank 2196

P O Box 62200
Marshalltown 2107

Phone: (+27 11) 283 0300
Fax: (+27 11) 283 0309

www.bjmh.com

Ladies and Gentlemen

RESULTS OF THE ANNUAL GENERAL MEETING

We enclose herewith copy of the disseminated in the Securities Exchange News Service of the JSE Securities Exchange South Africa on Wednesday 09 February 2005 for your information and records.

Yours sincerely



Annamie de Villiers
Sponsor Division

cc TV Naidoo – Company Secretary – JD Group Limited

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)

(Reg. No. 1981/009108/06)

JSE code: JDG

NSX code: JDL

ISIN: ZAE000030771

("the company")

RESULTS OF THE ANNUAL GENERAL MEETING

The board of directors advises that, at the Annual General Meeting of shareholders held in Johannesburg today, all the ordinary resolutions (save for ordinary resolution number 5 which was withdrawn prior to the meeting) as set out in the notice of annual general meeting contained in the company's 2004 annual report, were duly passed by the requisite majority votes.

The special resolution granting a general mandate to the directors to conduct share buy-backs at the appropriate time and within prescribed limits was similarly adopted and will be submitted for registration by the Registrar of Companies in due course.

By order of the board

Johannesburg
09 February 2005

Lead sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Limited

Joint sponsor
PSG Capital Limited